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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                                  TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                          (Amendment No. _______*)/1/

                               CORVIS CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                           (Title Class of Securities)


                                   221009 10 3
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 David R. Huber
                            HRLD Limited Partnership
                                9212 Berger Road
                          Columbia, Maryland 21046-9400
                                 (443) 259-4000
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2002
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


---------------------
         /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 2 of 9
-----------------------                                 -----------------------


--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSONS

      David R. Huber
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(f) [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            62,362,249
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             42,457,838
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             62,362,249
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          42,457,838
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      104,820,087
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 3 of 9
-----------------------                                 -----------------------


--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSONS (entities only).

      HRLD Limited Partnership
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             24,509,017
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          24,509,017
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      24,509,017
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
--------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 4 of 9
-----------------------                                 -----------------------


On February 14, 2001, Dr. Huber filed a statement on Schedule 13G under Rule 13d-1(d). This statement on Schedule 13D follows that earlier filing.

Item 1.    Security and Issuer

The security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Corvis Corporation, a Delaware corporation (the "Company"). The principal offices of the Company are located at 7015 Albert Einstein Drive, Columbia, Maryland 20146-9400.

Item 2.    Identity and Background

David R. Huber is a citizen of the United States. His business address is 7015 Albert Einstein Drive, Columbia, Maryland 20146-9400. Dr. Huber serves as Chairman of the Board and Chief Executive Officer of the Company.

HRLD Limited Partnership is a limited partnership (the "Partnership") organized in February, 1997 under the laws of the state of South Dakota, with a principal address of 9212 Berger Road, Columbia, Maryland 20146-9400. The partnership's principal business is to make investments on behalf of the Huber family. HRLD Corporation, a Maryland corporation formed in February, 1997, is the general partner of the Partnership, and has its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400. Dr. Huber is the sole director and an officer of HRLD Corporation.

The Partnership and HRLD Corporation each affirms that, during the last five years, it (i) has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Dr. Huber affirms that during the last five years, he (i) has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Dr. Huber beneficially owns directly 62,362,249 shares of Common Stock. Dr. Huber and the Partnership share beneficial ownership of 24,509,017 shares of Common Stock held by the Partnership. As a result of a merger (the "Merger") involving the Company and Dorsal Networks, Inc. ("Dorsal"), which closed on May 15, 2002 (the "Event Date"), the Partnership received 11,866,508 shares of Common Stock in exchange for 24,894,616 shares of Series B Preferred Stock of Dorsal.

Dr. Huber beneficially owns indirectly an aggregate of 42,457,838 shares of Common Stock. He beneficially owns 1,514,616 shares of Common Stock held by Optical Capital Group, LLC, a Delaware limited liability company organized in April, 2000 (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400), of which Dr. Huber is a member of the Board of Managers. Optical Capital Group, LLC received 13,189,860 shares of the Common Stock in exchange for 44,770,000 shares of Series A Preferred Stock of Dorsal in connection with the Merger. Subsequent to the Event Date, on June 3, 2002, and June 17, 2002, Optical Capital Group, LLC distributed all of the

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 5 of 9
-----------------------                                 -----------------------



shares of the Common Stock it received as a result of the Merger (except for 1,514,616 shares held in escrow) to its members. As a member of Optical Capital Group, LLC, the Partnership received 1,433,102 shares of Common Stock in the distribution.

Dr. Huber beneficially owns 927,142 shares of Common Stock held by the Grande Foundation, a charitable remainder unitrust organized in November, 2000 under the laws of the State of Maryland (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400) of which Dr. Huber and his wife Debra Huber are income Recipients.

Dr. Huber beneficially owns 2,942,118 shares of Common Stock held by the David
R. Huber Grantor Retained Annuity Trust, a retained annuity trust organized in September, 1998 under the laws of the State of Maryland (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400), of which Dr. Huber is Settlor and Trustee. Debra Huber also serves as Trustee.

Dr. Huber beneficially owns 1,420,000 shares of Common Stock held by the Columbia Trust, a blind grantor/10b5-1 selling plan trust organized in November, 2000 under the laws of the State of Maryland (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400), of which Dr. Huber is Settlor.

Dr. Huber beneficially owns 2,978 shares of Common Stock held by HRLD
Corporation.

9,105 shares of Common Stock are held by OCG Equity Partners, LLC, a Delaware limited liability company organized in January, 2001 (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400), of which Optical Capital Group, Inc. ("OCG, Inc."), a Delaware corporation (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400), is the general partner. Dr. Huber is a director of OCG, Inc. OCG Equity Partners, LLC received 79,296 shares of the Common Stock in exchange for 430,000 shares of Series A Preferred Stock of Dorsal in connection with the Merger. Subsequent to the Event Date, on June 3, 2002 and June 17, 2002, OCG Equity Partners, LLC distributed all of the shares of the Common Stock it received as a result of the Merger (except for 9,105 shares held in escrow) to its members. Dr. Huber disclaims beneficial ownership of the Common Stock held by OCG Equity Partners, LLC.

11,122,862 shares of Common Stock are held by Optical Venture Equity Partners, LLC, a Delaware limited liability company organized in May, 2000 ("OVEP, LLC") that invests in venture capital-backed start-up companies (with its principal place of business at 9212 Berger Road, Columbia, Maryland 20146-9400). Dr. Huber serves as a managing director of OVEP, LLC. Dr. Huber disclaims beneficial ownership of the Common Stock held by OVEP, LLC. As a member of Optical Capital Group, LLC, OVEP, LLC received 5,303,402 shares of Common Stock in the distribution noted above by that entity.

Optical Capital Group, LLC, OCG Equity Partners, LLC, the Grande Foundation, the David R. Huber Grantor Retained Annuity Trust, the Columbia Trust, OVEP, LLC, and OCG, Inc. each affirms that during the last five years, it (i) has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4.    Purpose of Transaction

Not Applicable

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 6 of 9
-----------------------                                 -----------------------



Item 5.    Interest in Securities of the Issuer

David R. Huber:

           (a) Aggregate number of shares and percentage of the class beneficially owned:

                  104,820,087 shares, or 28.6 % of the outstanding Common Stock.

           (b)    Sole power to vote:       62,362,249

                  Shared power to vote:     42,457,838

                  Sole power to direct the disposition:       62,362,249

                  Shared power to direct the disposition:     42,457,838

           Dr. Huber shares voting and dispositive control through his controlling interest in a number of charitable trusts and other entities, as detailed in Item 3.

           (c)    Transactions in securities in the past 60 days:      None.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

           (e)    Not applicable.


HRLD Limited Partnership:

           (a) Aggregate number of shares and percentage of the class beneficially owned:

                  24,509,017 shares, or 6.7 % of the outstanding Common Stock.

           (b)    Sole power to vote:       0

                  Shared power to vote:     24,509,017

                  Sole power to direct the disposition:       0

                  Shared power to direct the disposition:     24,509,017

           (c)    Transactions in securities in the past 60 days:      None.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock disclosed herein.

           (e)    Not applicable.

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 7 of 9
-----------------------                                 -----------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To ensure compliance with the Securities Act of 1933 (the "Act"), as amended, a condition to the closing of the Merger was that the directors, certain executive officers and principal stockholders of Dorsal enter into affiliate agreements with the Company which provided that the signing persons will not sell, transfer, or otherwise dispose of any of the Common Stock unless such sale, transfer, or other disposition is either (1) in conformity with Rule 145 under the Act; (2) registered under the Act; or (3) in the opinion of counsel, exempt from registration under the Act.

At the time the Company and Dorsal consummated the Merger, the Company placed into an indemnification escrow fund 4.6 million shares of the Common Stock. If the representations, warranties, or covenants made by Dorsal in the merger agreement are inaccurate or breached, the Company will be entitled to be compensated for resulting losses from the escrow fund for claims in excess of $5,000, provided that the claim, either alone or with other claims under the merger agreement, reaches or exceeds $150,000. Subject to any unresolved claims that the Company may have against the escrow fund, shares of Common Stock that are not applied to meet indemnification claims will be released from escrow to the Dorsal stockholders that have agreed to indemnify the Company under the merger agreement on the later of the first anniversary of the closing of the Merger or 60 days after the delivery of Dorsal's audited financial statements for fiscal year 2002, but in no event later than 60 days after the first anniversary of the closing of the Merger.

Item 7.    Material to Be Filed as Exhibits

           Not applicable.

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 8 of 9
-----------------------                                 -----------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      June 21, 2002               By:    /s/ David R. Huber
           --------------------           -----------------------------
                                          Name:  David R. Huber


                                          HRLD LIMITED PARTNERSHIP

Date:      June 21, 2002              By:    /s/ David R. Huber
           --------------------           -----------------------------
                                          David R. Huber, President
                                          HRLD Corporation

                                          General Partner of HRLD Limited
                                          Partnership

-----------------------                                 -----------------------
CUSIP No. 221009 10 3               13D                        Page 9 of 9
-----------------------                                 -----------------------




                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Corvis Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 21st day of June, 2002.



Dated: June 21, 2002               By:   /s/ David R. Huber
                                        ---------------------------------------
                                        David R. Huber


                                    HRLD LIMITED PARTNERSHIP

                                    By:  HRLD Corporation
                                    Its:  General Partner


Dated: June 21, 2002                By:   /s/ David R. Huber
                                        ---------------------------------------
                                        David R. Huber, President
                                        HRLD Corporation